UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **August 2010**

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Press Release; August 25,2010;
2. Exhibit 99.2 – MCR; August 25, 2010
3. Exhibit 99.3 – Press Release; September 7, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **xxx** Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___ No **xxx**

SEC 1815 (04-09) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: September 10, 2010

By \s\ Gary Freeman
Gary Freeman, President/CEO/Director

Exhibit 99.1



Drilling at San Antonio Confirms Gold in the Intermediate Zone

Vancouver, BC, August 25, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E) ("Pediment" or "the Company") is pleased to announce results from the first 25 drill holes of the 40,000 meter drill program that is underway at its San Antonio Gold Project located in Baja California Sur, Mexico. Drilling to date has been done with two drill rigs, one Reverse Circulation drill and one Diamond Drill, and has focused on three primary objectives.

Please click on the following link to view the current drill map for this program. http://www.pedimentgold.com/i/pdf/SA_DHLocation.pdf

First, drilling within the Los Planes Zone where most of the known resource exists is designed to enhance and reclassify the known mineral resource. Many of these drill holes were recommended by AMEC in a recently completed 43-101 Technical Report (see press release dated August 10, 2010 and August 11, 2010). Initial results from this area are as follows:

Los Planes - Main Zone, 2010, RC-drilling results					
Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLRC-186	2,639,933	50.90	61.57	10.67	0.21
and		73.76	95.10	21.34	2.81
and		101.19	145.39	44.20	0.98
10PLRC-184	2,639,925	90.53	121.01	30.48	0.76
and		134.72	139.29	4.57	0.42
and		148.44	162.15	13.72	0.83
10PLRC-182	2,639,812	50.90	58.52	7.62	0.82
and		81.38	87.48	6.10	0.27
and		104.24	192.63	88.39	0.68
and		204.83	236.83	32.00	1.03
10PLRC-189	2,639,785	73.76	111.86	38.10	1.13
10PLRC-196	2,639,750	11.28	29.57	18.29	0.64
		53.95	87.48	33.53	0.79

		107.29	178.92	71.63	0.79
10PLRC-192	2,639,735	12.80	17.37	4.57	0.61
		26.52	40.23	13.72	0.70
		87.48	111.86	24.38	1.33
10PLRC-204	2,639,705	37.19	78.33	41.15	1.43
10PLRC-198	2,639,700	23.47	178.92	155.45	1.09
10PLRC-170	2,639,350	14.33	26.52	12.19	1.15
and		50.90	69.19	18.29	0.60
10PLRC-169	2,639,350	70.71	73.76	3.05	0.45
and		98.15	122.53	24.38	0.87
and		127.10	131.67	4.57	0.32
10PLRC-202	2,639,670	178.92	185.01	6.10	0.41
and		191.11	258.17	67.06	0.70
and		262.74	281.03	18.29	0.87
10PLRC-206	2,639,585	6.71	23.47	16.76	0.46
and		31.09	49.38	18.29	1.01
and		55.47	69.19	13.72	0.68
10PLRC-203	2,639,570	85.95	133.20	47.24	1.49
10PLRC-207	2,693,560	11.28	17.37	6.10	1.22
and		37.19	50.90	13.72	1.39
and		90.53	95.10	4.57	0.56
10PLRC-171	2,639,300	28.04	31.09	3.05	0.51
and		101.19	110.34	9.14	1.05

Second, within the Intermediate Zone (south along strike of Los Planes); drilling has intersected the continuation of gold mineralization with significant intercepts. These drill results are significant in that they have the potential to add new ounces of gold to the existing mineral resource. The Intermediate Zone is a 600 metre long portion of mineralized trend between Los Planes and Las Colinas, which is defined by post mineral cross-faults that are now recognized to offset the Los Planes mineralization to the north and Las Colinas to the south. The Intermediate Zone had seen only limited testing prior to the current drill phase. There is now sufficient testing to confirm that gold mineralization was originally emplaced in a continuous trend of at least 2000 metres strike length from Los Planes through Intermediate to the Las Colinas zones. Additional drill testing of the Intermediate Zone will continue along the full 600 meters previously untested. Initial drill results for this area are as follows:

Intermediate Zone, 2010, RC-drilling results					
Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLRC-172	2,639,200	76.81	87.48	10.67	1.56
and		140.82	185.01	44.20	1.16
10PLRC-175	2,639,150	60.05	113.39	53.34	1.18
10PLRC-176	2,639,138	95.10	139.29	44.20	0.99
10PLRC-177	2,639,137	142.34	178.92	36.58	2.73
10PLRC-181	2,639,099	24.99	31.09	6.10	0.26
and		53.95	64.62	10.67	0.49
10PLRC-180-A	2,638,953	81.38	84.43	3.05	0.55
10PLRC-174	2,638,900	136.25	181.97	45.72	0.60
10PLRC-173	2,638,900	114.91	128.63	13.72	0.77
10PLRC-178	2,638,850	79.86	89.00	9.14	0.57
and		104.24	140.82	36.58	0.50

Third, further south along strike of the Intermediate Zone is the Las Colinas Zone. Initial drilling here has and will continue to focus on in-fill and expanding the known gold mineralization. The initial drill hole for this area is as follows:

Las Colinas-South Zone, 2010, RC-drilling results					
Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLRC-179	2,638,742	87.48	90.53	3.05	0.49

Collectively, these three zones (Los Planes-Main, Intermediate and Las Colinas-South) which are at least 2000 metres in strike length are now recognized as one discrete and continuous horizon of gold mineralization. Drilling will continue in the coming months for these zones as part of the Company's effort to attempt to fill in and enhance the known gold resource.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mel Herdrick, VP Exploration and Qualified Person under the guidelines of NI 43-101, has read and approved this release. He further comments, "confirming the Intermediate Zone as a 600 metre long addition to the Los Planes trend represents significant potential to expand the gold resource for this portion of the project, and should enhance the base case economics outlined in the recent PA for the existing Los Planes and Las Colinas zones."

Gary Freeman, President and CEO comments, "the Company is obviously pleased with the expansion at the Planes and Intermediate Zones at San Antonio, We look forward to the continued drill testing at San Antonio."

Pediment Gold is focused on the San Antonio Gold Project where AMEC E&C Services, Inc. ("AMEC") completed and delivered a positive preliminary assessment for the San Antonio Gold Project in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

All summarized intervals reported in this news release were calculated using a 0.20 g/t Au cut-off grade. Intervals contain no more than three low-grade to barren samples between mineralized samples containing over 0.20 g/t Au. High grades were not capped. Pediment Gold Corp. has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily. Samples from the San Antonio Project are shipped to the preparation laboratory of ALS Chemex in Hermosillo, Sonora. The prep lab then sends the sample pulps to ALS Chemex's laboratory in North Vancouver, where they are assayed for gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

Most drill-hole mineralized intercepts do not represent true widths. The mineralized zones referenced in this news release have a dip between -45 and -50 degrees to the west. Drill holes oriented with a 090 azimuth and -45 to -50 dip are closer to showing true width. Please visit the Company's website to see a complete collar table for the San Antonio project.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Pediment Gold Corp.

Per:

Gary Freeman

President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding preliminary drill results for the Company's San Antonio project located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, , potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

THIS PRESS RELEASE IS REQUIRED BY APPLICABLE CANADIAN LAWS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1:   Name and Address of Company

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia V6C 1H2
(the "Company")

Item 2   Date of Material Change

August 25, 2010

Item 3   News Release

The news release was disseminated on August 25, 2010 by way of Marketwire.

Item 4   Summary of Material Change

Drilling at San Antonio Confirms Gold in the Intermediate Zone, first 25 drill hole results from San Antonio drill program are announced.

Item 5 Full Description of Material Change

5.1   Full Description of Material Change

The Company announces results from the first 25 drill holes of the 40,000 meter drill program that is underway at its San Antonio Gold Project located in Baja California Sur, Mexico. Drilling to date has been done with two drill rigs, one Reverse Circulation drill and one Diamond Drill, and has focused on three primary objectives.

The current drill map for this program can be viewed on the Company's website.

First, drilling within the Los Planes Zone where most of the known resource exists is designed to enhance and reclassify the known mineral resource. Many of these drill holes were recommended by AMEC in a recently completed 43-101 Technical Report (see press release dated August 10, 2010 and August 11, 2010). Initial results from this area are as follows:

Los Planes - Main Zone, 2010, RC-drilling results					
Drill hole	**Section (Northing)**	**From (m)**	**To (m)**	**Length (m)**	**Au_g/t**
10PLRC-186	2,639,933	50.90	61.57	10.67	0.21
and		73.76	95.10	21.34	2.81
and		101.19	145.39	44.20	0.98

10PLRC-184	2,639,925	90.53	121.01	30.48	0.76
and		134.72	139.29	4.57	0.42
and		148.44	162.15	13.72	0.83
10PLRC-182	2,639,812	50.90	58.52	7.62	0.82
and		81.38	87.48	6.10	0.27
and		104.24	192.63	88.39	0.68
and		204.83	236.83	32.00	1.03
10PLRC-189	2,639,785	73.76	111.86	38.10	1.13
10PLRC-196	2,639,750	11.28	29.57	18.29	0.64
		53.95	87.48	33.53	0.79
		107.29	178.92	71.63	0.79
10PLRC-192	2,639,735	12.80	17.37	4.57	0.61
		26.52	40.23	13.72	0.70
		87.48	111.86	24.38	1.33
10PLRC-204	2,639,705	37.19	78.33	41.15	1.43
10PLRC-198	2,639,700	23.47	178.92	155.45	1.09
10PLRC-170	2,639,350	14.33	26.52	12.19	1.15
and		50.90	69.19	18.29	0.60

10PLRC-169	2,639,350	70.71	73.76	3.05	0.45
and		98.15	122.53	24.38	0.87
and		127.10	131.67	4.57	0.32
10PLRC-202	2,639,670	178.92	185.01	6.10	0.41
and		191.11	258.17	67.06	0.70
and		262.74	281.03	18.29	0.87
10PLRC-206	2,639,585	6.71	23.47	16.76	0.46
and		31.09	49.38	18.29	1.01
and		55.47	69.19	13.72	0.68
10PLRC-203	2,639,570	85.95	133.20	47.24	1.49
10PLRC-207	2,693,560	11.28	17.37	6.10	1.22
and		37.19	50.90	13.72	1.39
and		90.53	95.10	4.57	0.56
10PLRC-171	2,639,300	28.04	31.09	3.05	0.51
and		101.19	110.34	9.14	1.05

Second, within the Intermediate Zone (south along strike of Los Planes); drilling has intersected the continuation of gold mineralization with significant intercepts. These drill results are significant in that they have the potential to add new ounces of gold to the existing mineral resource. The Intermediate Zone is a 600 metre long portion of mineralized trend between Los Planes and Las Colinas, which is defined by post mineral cross-faults that are now recognized to offset the Los Planes mineralization to the north and Las Colinas to the south. The Intermediate Zone had seen only limited testing prior to the current drill phase. There is now sufficient testing to confirm that gold mineralization was originally emplaced in a continuous trend of at least 2000 metres strike length from Los Planes through Intermediate to the Las Colinas zones. Additional drill testing of the Intermediate Zone will continue along the full 600 meters previously untested. Initial drill results for this area are as follows:

Intermediate Zone, 2010, RC-drilling results					
Drill hole	**Section (Northing)**	**From (m)**	**To (m)**	**Length (m)**	**Au_g/t**
10PLRC-172	2,639,200	76.81	87.48	10.67	1.56
and		140.82	185.01	44.20	1.16
10PLRC-175	2,639,150	60.05	113.39	53.34	1.18
10PLRC-176	2,639,138	95.10	139.29	44.20	0.99
10PLRC-177	2,639,137	142.34	178.92	36.58	2.73
10PLRC-181	2,639,099	24.99	31.09	6.10	0.26
and		53.95	64.62	10.67	0.49
10PLRC-180-A	2,638,953	81.38	84.43	3.05	0.55
10PLRC-174	2,638,900	136.25	181.97	45.72	0.60
10PLRC-173	2,638,900	114.91	128.63	13.72	0.77
10PLRC-178	2,638,850	79.86	89.00	9.14	0.57
and		104.24	140.82	36.58	0.50

Third, further south along strike of the Intermediate Zone is the Las Colinas Zone. Initial drilling here has and will continue to focus on in-fill and expanding the known gold mineralization. The initial drill hole for this area is as follows:

Las Colinas-South Zone, 2010, RC-drilling results					
Drill hole	**Section (Northing)**	**From (m)**	**To (m)**	**Length (m)**	**Au_g/t**
10PLRC-179	2,638,742	87.48	90.53	3.05	0.49

Collectively, these three zones (Los Planes-Main, Intermediate and Las Colinas-South) which are at least 2000 metres in strike length are now recognized as one discrete and continuous horizon of gold mineralization. Drilling will continue in the coming months for these zones as part of the Company's effort to attempt to fill in and enhance the known gold resource.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mel Herdrick, VP Exploration and Qualified Person under the guidelines of NI 43-101, has read and approved this release. He further comments, "confirming the Intermediate Zone as a 600 metre long addition to the Los Planes trend represents significant potential to expand the gold resource for this portion of the project, and should enhance the base case economics outlined in the recent PA for the existing Los Planes and Las Colinas zones."

Gary Freeman, President and CEO comments, "the Company is obviously pleased with the expansion at the Planes and Intermediate Zones at San Antonio, We look forward to the continued drill testing at San Antonio."

Pediment Gold is focused on the San Antonio Gold Project where AMEC E&C Services, Inc. ("AMEC") completed and delivered a positive preliminary assessment for the San Antonio Gold Project in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

All summarized intervals reported in this news release were calculated using a 0.20 g/t Au cut-off grade. Intervals contain no more than three low-grade to barren samples between mineralized samples containing over 0.20 g/t Au. High grades were not capped. Pediment Gold Corp. has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily. Samples from the San Antonio Project are shipped to the preparation laboratory of ALS Chemex in Hermosillo, Sonora. The prep lab then sends the sample pulps to ALS Chemex's laboratory in North Vancouver, where they are assayed for gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

Most drill-hole mineralized intercepts do not represent true widths. The mineralized zones referenced in this news release have a dip between -45 and -50 degrees to the west. Drill holes oriented with a 090 azimuth and -45 to -50 dip are closer to showing true width. Please visit the Company's website to see a complete collar table for the San Antonio project.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding preliminary drill results for the Company's San Antonio project located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, , potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

THIS MATERIAL CHANGE REPORT IS REQUIRED BY APPLICABLE CANADIAN LAWS. THIS MATERIAL CHANGE REPORT DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418

Facsimile: (604) 669-0384

Item 9 Date of Report

August 25, 2010

Exhibit 99.3



Pediment Engages METCON Research to Conduct Metallurgical Test Program for San Antonio

Vancouver, BC, September 7, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E) ("Pediment" or "the Company") is pleased to announce that it has engaged METCON Research ("METCON") of Tucson, Arizona to conduct a comprehensive metallurgical test program for the San Antonio Gold Project located in Baja California Sur, Mexico. Having conducted extensive metallurgical test programs at METCON test facilities in Arizona, Mexico, Panama, Peru, Venezuela, China, Mongolia, Indonesia and Burma, METCON has developed procedures for evaluating the characteristics of ores utilizing column leach for more than 28 years.

METCON has developed a specific set of procedures for evaluating heap leach gold ores through a systematic, sequential test work culminating in column leach tests. The program for San Antonio has clear objectives for each phase of the metallurgical test program. Key procedures are as follows:

1) Sample Preparation and Head Screen Assays from 20 PQ core drill holes representing approximately 17.5 tonnes of gold bearing material which is representative of 3 ore types (oxide, transitional oxide-sulphide and sulphide).

2) Agitated Leach tests with Cyanidation Bottle Rolls on 4 Grind Calibrations and 3 ore types.

3) Sample Characterization tests on ore types focused on Assaying for gold and silver, ICP 30 element chemistry on ore zones, Crusher Bond Work Index, Abrasion Index, Bulk Density, Specific Gravity and Acid Base Analysis ("ABA") test work.

4) Closed Cycle Column Leach Studies will be conducted on approximately 30 column leach tests with composite samples at crush sizes of 80 percent minus 2 inch, 3/4 inch, 3/8 inch and 1/4 inch inside columns 20 ft by 12 and 6 inches in diameter. Various flow rates will also be run to observe leach kinetics.

5) Geo-Technical testing on leach residue from column test material will be sub-contracted to Golder Associates Inc. in Tucson, Arizona. This work is being conducted to gain a clear understanding of the physical properties of the leached ore for determination of height of the heap leach pad design as well as verify solution flow and application rate for leaching.

This work will require approximately 30 weeks to complete and will be used for advanced studies. Previous test work although not comprehensive for advanced studies is documented in a recently completed Preliminary Assessment by AMEC E&C Services, Inc. ("AMEC") which is posted at SEDAR and can be viewed on the company's web site, by clicking on the following link:

http://www.pedimentgold.com/i/pdf/2010-08-02_SanAntonioNI43-101.pdf

Gary Freeman, President and CEO states, “METCON Research is an internationally recognized industry leader in metallurgical test work and will complete a comprehensive test program that will assist Pediment in advancing the San Antonio Gold Project. Subsequent to the PA completed by AMEC, Pediment has moved forward on many fronts to advance San Antonio and ultimately complete a high quality, advanced study that could support project financing”.

In other news, Pediment’s VP of Exploration, Melvin Herdrick, has been exploring with a geological team in the El Triunfo area which is roughly 5 kilometres to the west of San Antonio. The team has been mapping and surface sampling a broad area of ductile deformation similar to San Antonio. Systematic work in this area should result in a reverse circulation drill program later this fall or early next year. Drilling within San Antonio is ongoing and will continue late into the fall of this year.

Pediment is focused on the San Antonio Gold Project where AMEC completed and delivered a positive Preliminary Assessment in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined by open pit methods using a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Pediment Gold Corp.

Per:

Gary Freeman

President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the metallurgical test program for San Antonio, located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

THIS PRESS RELEASE IS REQUIRED BY APPLICABLE CANADIAN LAWS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.